Filed by Expedia, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

of the Securities Exchange Act of 1934, as amended

Subject Company: HomeAway, Inc.

Form S-4 File No.: 333-208025

Expedia, Inc. at Credit Suisse Technology, Media & Telecom Conference

December 01, 2015

06:00 PM EST

Mark Okerstrom	Expedia, Inc. – CFO & EVP, Operations
Stephen Ju	Credit Suisse – Analyst

Stephen Ju:	All right. Great. So, I think we’re going to go ahead and get started. I’m Stephen Ju with the Credit Suisse Internet Equity Research team. We’re very pleased to have with us on the stage Mark Okerstrom, who is the CFO of Expedia. So, welcome, Mark. Thanks very much for joining us.

Mark Okerstrom:	Thanks. Good to be here. All right.

Stephen Ju:	So, just to start with, you’ve been pretty busy raking up the frequent flyer miles recently going to Austin, going to Chicago, visiting some companies now. But, with your recent slate of acquisitions, your product line up, and the mix of how you generate, travel bookings are shifting, right?

And one of the products that I think the street has traditionally not focused on very much because I think we’re kind of used to thinking that there’s no money to be made in that sector, and that’s pretty much air. So, but, it is an item of focus for Expedia. So, what can you do here? And what are we missing?

Mark Okerstrom:	Well, listen, we like to be contrarians. So, we’ve been investing in our air platform for a long time. And what we’ve built is a very unique air shopping and booking experience. We continue to test and learn on it and make it better and better and better and better. Last 12 months, we generated about 7.5 billion flight searches just to give you a sense of the scale of that. And even though we do actually make a nice amount of money on the air tickets themselves, that’s not the strategic goal.

The strategic goal is that that air volume gives us a proprietary stream of traffic, traffic that is on our websites right now, traffic that is telling us where they’re going, and what they’re going to do. And that gives us a great opportunity to cross sell other things to those travelers, hotel stays, insurance, car rentals, activities. And it’s really something where we’ve just begun to scratch the surface.

We did talk a few quarters ago about the fact that we’re now making more money on non-air products from air bookings than we are on the air bookings themselves. And again, we think the runway here is very long.

Stephen Ju:	So, basically a top-of-funnel customer acquisition experience that you can funnel into your other money-making products.

Mark Okerstrom:	Absolutely. Absolutely. And the competition for that traffic is nil because it’s already on our website.

Stephen Ju:	Yes, understood. All right. So, you were also I guess dating before you got married to both Travelocity as well as HomeAway. Travelocity looks like a pretty straightforward demand-based acquisition. So is Orbitz. And HomeAway, obviously, is supply-led acquisition. At least, to us, it seems that way. So, like, what are you missing at this point from your product slate right now?

Mark Okerstrom:	Well, I would say that we are strategically complete in that we really don’t need anything. We have spoken about a few opportunities that we are currently going after that are not in your traditional air, hotel, car — ..

Stephen Ju:	— Like events — .

Mark Okerstrom:	— Type product — exactly. Activities is one of them. We just relaunched the activities business on the new platform. So, this is the brand Expedia platform that allows us to run 50 to 100 different versions of the website at any one given time, run a ton of tests around what user experience is best, and when we find winners, roll them out globally. That is now rolled out on the activities business, and we have seen triple-digit growth in activities.

And by the way, we’ve got a pretty big activities business. This is not a small business. It is one of the largest activities businesses online in the world. And it’s growing triple digits. So, we’re really excited about that.

We did announce that we are going to be launching a meaningful rail product soon. And the goal there is very similar to the goal that we have for air. There’s a lot of traffic around rail. There are countries like China investing billions of dollars against rail infrastructure.

It’s already happening around Europe. It is in many cases a replacement for air travel. And we think this is going to be a pretty exciting opportunity going forward for us. And I think the good thing is that all of these are organic opportunities. We don’t have to buy anything.

Stephen Ju:	Right. I think, for a platform such as yours, I think you probably derive or you extend — you generate greater value if the supply source is more fragmented. Where would you think air — or where would you think rail is in that spectrum. I know we know air is pretty well consolidated as a source of supply. But, where do you think air is in that — or where do you think rail is in that regard?

Mark Okerstrom:	Rail is? Well, it’s pretty consolidated. And in many cases, it’s a monopoly. It’s state-owned rail networks. That said, there is a lot of deregulation happening, particularly in Europe. Borders are opening up, and national rail companies are able to move into other countries and actually run origin-destination pairing. So, it is freeing up. But, it is a more consolidated market.

And I think, just like air, although we do think there is a revenue opportunity in the rail tickets themselves, the real opportunity is around bundling and selling other things to rail travelers.

Stephen Ju:	Understood. Understood. So, let’s talk about HomeAway a little bit. So, we have to admit that we were onboard with where they were strategically heading over the longer term with real-time bookings. We just didn’t know how they were going to get there, right? And you might’ve had to break some eggs along the way.

So, what resources do you have at Expedia to accelerate the property owner adoption of real-time bookings? And do you think it’ll be a fairly straightforward exercise to get the consumers to adopt as well?

Mark Okerstrom:	Yes. Well, I think, listen, nothing is completely straightforward. But, we feel very confident in our ability to really help them make this transition. And we put a pretty reasonable number out there, $350 million in adjusted EBITDA that we think we can help HomeAway achieve by 2018. It’s going to take a lot of work. But, it’s not going to require a massive homerun.

But, it is going to require some help from us in some critical places. As a reminder, HomeAway has got the majority of their properties right now who are loading rates in inventory, who are transacting online right now. They’re just not monetizing. On an online basis, they’re still monetizing by subscription basis.

And what HomeAway needs to do is transition the rest of their properties into online bookability. And then they really have to provide a real payments platform to allow transactions to actually flow. That’s something we have. We’ve got a global payments platform. We’re very good at all of the other things around transactional businesses, such as credit card fraud, detection, and prevention, such as monitoring for leakage when suppliers are trying to go around the system.

And importantly, we are very good, and in fact, we’ve oriented a whole business around something else that HomeAway needs to be much better at, which is that practice of getting a consumer from the home page to press the book button. And that’s something that we are very good at. We’ve obviously got existing booking paths and best practices around Hotels.com and Expedia. We’ve been testing the HomeAway products on brand Expedia already.

And we think that, what HomeAway needs to do is exactly in the sweet spot of what we do best. And the opportunity’s huge. This is a business that does estimated $15 billion of vacation rental bookings, which is substantially larger than Airbnb currently and is monetizing the 3% to 4% versus Airbnb at 10% to 12%. We think there’s a huge opportunity there.

And then by the way, act two is we do think the urban market that Airbnb is going after right now really with very little competition is a prime act two for us.

Stephen Ju:	Got it. So, turning what you feel is probably a friction-laden platform and taking out layers of friction to accelerate transactional velocity.

Mark Okerstrom:	Yes, I think it’s basically taking a very unique platform that has 1.2 million properties on one side and over 1 billion annual visitors and helping monetize that platform better for, yeah, less friction.

Stephen Ju:	Yes. Fair enough. So, let’s talk about Airbnb for a second here and their revenue model versus where you want to go also. I guess, when I look at what are I guess marketplaces platforms, right, at the end of the day, and generally most marketplaces platforms make money by charging the seller of the inventory. But, this is a fairly unique case in which you’re proposing to charge the consumer, right? And there’s very few operators on the Internet, aside from Netflix, who can kind of get away with that.

So, can you tell us, like, where do you think can you — do you think you can sustain that pricing model over the longer term?

Mark Okerstrom:	Yes, listen, I think that we have obviously got a lot of experience on where you can and where you can’t charge consumer fees. And generally, the rule of thumb is, when you’re adding unique value, consumers are willing to pay for that value.

In the HomeAway situation, when you have unique properties, consumers are willing to pay for access to that unique property. And I think that is what Airbnb has found. They have no competition in their space. They have been able to charge a pretty robust traveler fee because there is no alternative. The property is unique. And that’s the case for a vast majority of HomeAway’s properties.

But, that said, there are situations such as the big professionally managed multiunit properties, the type of stuff that — where you’ll see on, for example, booking.com. And in that case, the model has generally been that the supplier will pay. And I think, in their case, it’s a 15% commission.

I suspect, if we look forward five years from now and we think about what the industry is going to look like, what HomeAway will look like, I actually expect there will be a hybrid of different monetization models, depending on what type of property is, whether it’s unique, whether it’s professionally managed. And we’re not exactly sure what that mix will be. But, we do know a couple of things.

One is that this is a highly fragmented, high-value marketplace. And in the travel industry where those conditions generally exist, intermediaries can absolutely charge 10% to 20% margins. Where they come from we don’t know. But, the second thing we do know is that we’re very good at testing. And it’s in our DNA. And we can help HomeAway test their way into the right outcome.

Stephen Ju:	Gotcha. Now, you brought up $350 million in EBITDA a few years out earlier. Is that aggressive or conservative in the context that the fee structure right now is about 3%, and you’re talking about moving to a fee structure that would be charging 10% on per-transaction basis? So, what did you see when you came up with that number? And how straightforward a path is it to get there?

Mark Okerstrom:	Well, listen, I think it is — to answer your first question, I think it’s a reasonable estimate of what we think is achievable. It’s going to take work. It’s going to take involvement and deep involvement of Expedia and Expedia’s teams in helping make this transition.

Listen, I think, to get to $350 million, you could do some simple math which says, “Hey, just keep their existing subscription model, and then charge a 2% booking fee on the 15 billion. And you’ve already got — you’re already there.” Now, it’s not quite that simple. There’s a lot more that goes into it.

We’ve obviously modeled this bottoms up. I think you saw in the HomeAway filings management had a case that got to a pretty similar number prior to some de-risking they did. There’s a bunch of different ways you can get there. We’ve got a plan. I expect that we’ll change our plans as we go. But, we do think the $350 million’s achievable.

Stephen Ju:	Understood. Yes. So, one thing that doesn’t get as much focus is that, as you’re bringing a lot more of this inventory online, Airbnb is doing so. You’re doing so. Booking.com is doing so. This is a lot more incremental inventory, probably long-tail inventory, that consumers are now going to be able to choose versus hotels, right?

So, I don’t think travel demand is skyrocketing. It’s probably increasing at a pretty steady pace. And on top of that, think you and everybody else are proposing to inject a lot more supply, right? So, have you guys looked at, over the longer term, what that might do to industry pricing as consumers have additional choice?

Mark Okerstrom:	Well, listen, I think that you’re right to point out that, anytime you have increased supply into a marketplace, there is potential for price erosion. I think, as an online travel agency, we’re in a bit of a unique position in that, when that happens, the cause of that is generally lower occupancy rates.

And what we have found in our business, which is what has made it incredibly resilient to cyclical trends, is that, generally, when there is excess occupancy, we get better pricing. We get better inventory. And that actually stimulates more consumer demand.

We have actually found in a few circumstances — I mentioned at a prior conference Dreamforce in San Francisco, New York Marathon, Pope’s visit in New York, peak busy times in Paris, for example, times where we might’ve actually got closed out of inventory because the city’s sold out. We’ve actually found that we are getting inventory.

And for the hotelier that is able to sell out their hotel with the last room at a $1,500 ADR, and suddenly, now, they can only get $1,200, that’s a bad thing for them. But, the fact for us that we actually get access to a $1,200 ADR, whereas before we had none, has been a good thing for us.

So, I think it has — I think it’s having an impact. I think, for us, we haven’t seen an impact. And I think, listen, to the extent that the Airbnb type inventory becomes a true substitute for the mainstream lodging product, I think, for us, the HomeAway acquisition provides not only a perfect hedge, but a perfect opportunity to actually go after that new market.

Stephen Ju:	Fair enough. Fair enough. So, let’s switch over to some of your sources of traffic. And I think the topic de jour or topic for a while now has been TripAdvisor’s instant book. So, I guess Dara at Phocuswright made a point that seemed like the — there’s some sort of an exclusivity clause on instant booking on TripAdvisor.

So, not — kind of sitting here, it seems kind of strange to me that a seller of ad inventory would make anything exclusive to anybody. You can just put it up for auction and make it available to the highest bid.

So, just wondering, if you can add some more color on that statement. Is — are you guys locked out of that inventory right now, or is it just a practical matter of TripAdvisor just implementing instant book for certain people and then rolling over to you next?

Mark Okerstrom:	Well, perhaps not surprisingly, I haven’t read the contract. So, I don’t know the precise terms. And so, I don’t really have a lot to add to what Dara said. But, we don’t think there’s any long-term reason why we can’t be in the instant book product.

I agree with you. It’s not in certainly TripAdvisor’s interest to lock themselves into a period of long-term exclusivity. And we don’t believe there is long-term exclusivity. So, listen, I think that we will look at the product over time and evaluate our position. And to the extent that it becomes a marketing channel that we think is attractive, which it hasn’t been to date, that’s something we’ll look at possibly participating in.

Stephen Ju:	Okay. Understood. All right. So, I think at this point, we can turn it over to the audience for questions, if any. I think, generally, the crowd today has been very shy. All right. So, I’ll keep going. So, I think you brought up the attraction segment. I think Dara mentioned that at the Phocuswright Conference as well.

So, what are some of the assets that you have in place? This is an item that I think most of us have not really focused on before. Yes, so, is — I guess this is something that you already organically have in place, or are there other sort of interesting prospects out there from an M&A perspective?

Mark Okerstrom:	Well, listen, we think we have one of the best assets, if not the best asset, in the activities space that exists, which is brand Expedia. We have tens of thousands of different activities out there. We’ve got a team that is out signing up new activities all the time. We have a customer base who wants to buy activities. And we have this wonderful thing called mobile that allows us to market activities to customers in destinations. And we know where they are. We sold them the air ticket. We sold them the hotel room stay.

And it’s been an opportunity that we’ve known that has been out there. We needed to do the technology re-platforming to actually be able to go after it. But, we think it could be a huge opportunity. And we don’t think we need really anything else to go after it.

And I think you can think about activities in terms of scuba lessons and bus tours, etc. But, you can also, interestingly, think about activities in terms of just ground transportation. Again, 7.5 billion flight searches, a big percentage of those result in air ticket bookings. And to the extent we can provide people with a trip to and from the airport, that’s a big opportunity. And that’s something we’ve not gone after to date.

Stephen Ju:	Right, or just kind of riffing on that a little bit, is there an opportunity for Expedia to have an intermodal offering, right? So, New York to Phoenix, right, what do I need to get there? I need transportation to the airport, an air ticket, the hotel, accommodation, things to do when I get there. So, right now, it’s not fully interconnected. You probably have to go to different platforms to do different things. So, is that a longer-term opportunity for you? It seems like you’re adding pieces to get there.

Mark Okerstrom:	Listen, I think that we have a lot of the inventory already and access to a lot of the data already. And I think it’s something that we will potentially build and test over the long term. We are building what I believe is really the only true global multiproduct travel platform that’s out there. And so, multimodal transportation planners, etc., I think are one facet of travel planning that could exist on that platform. And there’s thousands of others. And I think we’ll test our way into those types of things.

Stephen Ju:	Gotcha. I think we have a question.

Mark Okerstrom:	Great.

Unidentified Audience Member:

All right. So, two quick questions. One, I wonder if you could touch on, given the consolidation we’ve seen in China travel, your decision — what went into exiting eLong and why you felt like you did not want to participate in that market?

And then the other question is I’ve seen a lot of negative investor feedback or at least concern in light of everything that’s gone on in France and other parts of Europe recently around terrorism, if that — so, they’re nervous that’s going to impact the business. I wonder what your response would be to that.

Mark Okerstrom:	Sure. So, let me start with China. So, we looked at the Chinese opportunity in three distinct pieces. One is the outbound Chinese travel opportunity. That’s Chinese travelers traveling internationally. Two is the domestic Chinese market, Chinese travelers staying in China. And three is the inbound Chinese market, international travelers traveling inbound.

Our interest in China really represented by eLong was to ultimately build a reasonably sized domestic business for the strategic purpose of providing us with access to the outbound Chinese traveler and providing our global travelers with access to Chinese inventory. And we were very happy to do that when eLong was broadly breakeven and growing room nights at a very impressive rate.

The landscape changed. And what happened was that, largely through the acts of Qunar, who decided that they were going to — using capital market’s money — subsidize the creation of an OTA, which generally takes five to seven years, within 18 months by paying suppliers and consumers to transact on the platform more than they were actually making on the platform. It changed the dynamic. And I think eLong was on track to not be breakeven, but on track to potentially lose hundreds of millions of dollars. And that was a different proposition.

So, we took a look at really, how can we satisfy our strategic aims to begin primarily getting access to the outbound traveler and, secondarily, getting access to Chinese inventory for our global travelers? And we’ve got a great relationship with the Ctrip team. And together, we came up with a transaction whereby we sold eLong to them, thus giving them a nice, much more consolidated position.

And in exchange, we entered into broad commercial arrangements with them, whereby we will get access to their outbound travelers for a variety of our travel products. And we will get access to a variety of their travel products for our global travelers. And we made a nice return on the eLong asset, and we don’t have the hundreds of billions of dollars of losses.

We’ve also just announced that we have launched brand Expedia China. We’re operating in China right now with Hotels.com. Our Expedia Affiliate Network is in China and provides hotel inventory to a variety of Chinese players already. Egencia, our corporate travel business, is in there, as is Trivago. We’ve got a bunch of sticks in the fire in China. It’s a long-term game. And we feel reasonably good about our ability to be a player there, although I think we are very sanguine about our chances of ever being the number one player in China.

With respect to Europe and what happened in France, listen, we operate a global travel business. There has been countless events that have happened over the course of the last five to 10 years, whether it’s SARS, whether it’s European volcanos, whether it’s uprisings in Bangkok or bombings in Bali, Hurricane or Superstorm Sandy. All of these things happen.

And generally, they all have some sort of isolated impact on the geo that is ultimately affected. And what we found is that they unwind themselves. And none of them end up being long-term issues for the business. And so, as we look at what’s happening in Paris, obviously, a very tragic event, we would expect that, over the long term, the same would be the case.

Stephen Ju:	Another question there.

Unidentified Audience Member:

Yes, there’s some third-party or some external analysis that suggests that the — there’s some risk to the inventory of hotels migrating into a platform like Airbnb and I would assume over time maybe even HomeAway because of the take rate advantage that they have because they can charge both the consumer and the provider of the inventory.

And I’m just curious what your thoughts are about that’s — that represents a — I know you have already stated that you feel that you have a hedge with the HomeAway product. But, like, what do you perceive that potential evolution of the industry and the threat it might represent to the booking products that are out there, including your own?

Mark Okerstrom:	Yes, well, listen, I think if Airbnb can sustain a model where they charge consumer fees on hotel stays, that’d be great. Hey, that’d be great for all of us. But, I think the issue is that the hotel business is a very different business than renting out primary homes for the weekend. The industry structure is different. The business practices of the existing hoteliers are different. Connectivity is built between the OTAs already. And the hotels there establish relationships and patterns of behavior.

And though I think that it’s certainly open for Airbnb to try to enter the hotel market, I think they are entering a market that has a couple of very large and established players who have a pretty amazing consumer value proposition and a pretty amazing supplier value proposition. And I think that, like many before them have found, it’s not as easy as coming up with a website. It’s different.

So, listen, I think it’s a threat that we look at. I think we should take it seriously. And I think that, at the same time, we look at what Airbnb’s doing, and we look at that as a potentially attractive opportunity for us.

Stephen Ju:	All right. Thanks. With that, we are out of time. Okay. Thanks very much, Mark.

Mark Okerstrom:	Great. Thank you.

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the registration statement and the exchange offer materials that Expedia, Inc. (“Expedia”) and its acquisition subsidiary have filed with the U.S. Securities and Exchange Commission (“SEC”). THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 FILED BY HOMEAWAY, INC. CONTAIN IMPORTANT INFORMATION. HOMEAWAY STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS (AS THEY MAY BE AMENDED FROM TIME TO TIME) CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF HOMEAWAY SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, are available to all holders of HomeAway common stock at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement are available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Expedia’s Investor Relations department at (425) 679-3759 or D.F. King & Co., Inc., the information agent for the exchange offer, at (800) 622-1573.

In addition to the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, Expedia and HomeAway file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Expedia and HomeAway at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Expedia and HomeAway’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.